Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303-863-7414 Facsimile 303-837-5837 www.newmont.com

July 11, 2008

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed on February 21, 2008

File No. 1-31240

Dear Mr. Schwall:

Further to Roger Johnson’s conversation with Mark Wojciechowski of July 9, 2008, I am writing to confirm Newmont’s schedule for responding to comments raised by the Securities and Exchange Commission (the “Staff”) in its letter to the Company dated June 30, 2008 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K. Additionally, I request that all future correspondence be directed to me.

As certain of the Staff’s questions require detailed review and complex analyses, an extension of time to respond will help in enabling us to provide responses that are both complete and concise. In addition, Newmont’s accounting and legal staff are currently engaged in the process of meeting its quarterly Form 10-Q filing requirements. Accordingly, I would appreciate your concurrence that Newmont will provide its written responses to the Staff’s Comment Letter by July 31, 2008.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Vice President and Chief Accounting Officer, at (303) 837-5874.

Sincerely,

/s/ RUSSELL D. BALL
Russell D. Ball
Senior Vice President and Chief Financial Officer